Item 77D - 	Deutsche Global Equity Fund (now
known as Deutsche Global Macro
Fund as of May 8, 2017) (a series of
Deutsche International Fund, Inc.)
(the "Fund")

Effective May 8, 2017, the following changes occurred for the Fund:

Name Change

Deutsche Global Equity Fund was renamed
Deutsche Global Macro Fund.

Investment Objective Change

The Fund's principal investment objective was amended to the following:

The fund seeks to achieve total return.

Principal Investment Strategy Changes

The Fund's principal investment strategy was amended to include the following:

Main investments. The fund invests in equities
(common and preferred), bonds, certificates, money market instruments, exchange traded funds, and cash. There are no limits on asset class exposures, provided that risk parameters are met. The fund may also invest in alternative asset classes (such as real estate, REITs, infrastructure, convertibles, commodities, currencies and absolute return strategies). The fund will invest in different global markets and instruments depending on the overall economic cycle and assessment by portfolio management. The fund may invest up to 20% into asset backed securities or in short-term securities and cash equivalents.

The fund can invest in securities of any size, investment style category, maturity, duration or credit quality, and from any country (including emerging markets). Under normal conditions, the fund will have investment exposure to at least three countries and combined direct and indirect exposure to foreign securities, foreign currencies and other foreign investments (measured on a gross basis) equal to at least 40% of the fund's net assets. For purposes of the foregoing policy, an investment is considered to be an investment in a foreign security or foreign investment if the issuer is organized or located outside the US or is doing a substantial amount of business outside of the US. An issuer that derives at least 50% of its revenue from business outside the US or has at least 50% of its assets outside the US will be considered to be doing a substantial amount of business outside the US.

Management process. Portfolio management constructs the fund's portfolio using a combination of top-down and bottom-up research along with risk management strategies. Portfolio management begins by determining a strategic allocation for the fund's assets among various asset classes based on their top-down macro views. This strategic allocation is also informed by a risk contribution analysis that reviews market sentiment, news-flow and technical factors to determine a targeted level of risk tolerance for the portfolio. The strategic allocation sets exposures in different asset classes based on idea generation and allocation by regions and sectors, as well as position sizing. Portfolio management then uses fundamental analysis, high conviction ideas, and implied return analysis to select investments for the portfolio. Depending on portfolio management's outlook for currency markets, portfolio management may, but is not obligated to, utilize forward currency contracts to hedge part or all of the fund's foreign currency exposure back into US dollars to seek to minimize the effect of currency fluctuations on the value of the fund's portfolio.

Derivatives. Portfolio management may, based on its investment outlook, also seek to enhance returns by employing tactical positions, including currency positions across developed and emerging market currencies or duration management using derivatives (contracts whose value are based on, for example, indices, currencies or securities), such as forward currency contracts, futures contracts or options contracts.

In addition, portfolio management generally may use futures contracts as a substitute for direct investment in a particular asset class, for hedging purposes or to keep cash on hand to meet shareholder redemptions. Portfolio management may also generally use forward currency contracts to hedge the fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities.

The fund may also use other types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

Securities Lending. The fund may lend securities
(up to one-third of total assets) to approved institutions.